

April 19, 2011

via U.S. mail and facsimile to (281) 575-6983

Ms. Tian Jia, Chief Executive Officer and Chief Financial Officer
Great Wall Builders Ltd.
2620 Fountainview, #115B
Houston, TX 77057

> **RE:** **Great Wall Builders Ltd.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 24, 2010**
> **Form 10-Q for the Period Ended September 30, 2010**
> **File No. 333-153182**

Dear Ms. Tian:

We have reviewed your response and have the following comments. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.

Form 10-K/A for Fiscal Year Ended June 30, 2010

Item 9A. Controls and Procedures, page 15

1. We note your response to comment 14 in our letter dated February 14, 2011, as well as your revised disclosure, which appears to be contradictory. In your revised disclosure you indicate that management conducted an assessment of your internal control over financial reporting as of June 30, 2010, and identified material weaknesses. However, in the last sentence of the same paragraph, you indicated that no material weakness was identified. In light of these conflicting statements, please tell us whether or not your internal control over financial reporting was effective as of June 30, 2010. If you had one or more material weaknesses in your internal control over financial reporting, please describe the material weaknesses, identify who discovered them and when, and describe your plans to address the material weaknesses. In addition, if you had one or more material weaknesses in your internal control over financial reporting, please provide us with a detailed analysis as to how you were nonetheless able to conclude that your disclosure controls and procedures were effective. Please also reconsider whether you have a disclosure obligation under Item 308(c) of Regulation S-K due to changes in your internal control over financial reporting. Finally, please amend your annual report on Form 10-K, as necessary, to address the issues raised in this comment.

Item 13. Certain Relationships and Related Transactions . . . , page 19

2. We note your response to comment 17 in our letter dated February 14, 2011. The transaction appears to be a related party transaction under Items 404(a) and (d) of Regulation S-K. Please note the method for determining the reporting threshold in Item 404(d)(1). In future filings, please disclose all information regarding any related party transactions in accordance with Item 404.

Signature, page 20

3. In future filings, please set forth the registrant's name above the signature provided on the registrant's behalf. Please refer to the signature block requirements of Form 10-K.

4. We note your response to comment 18 in our letter dated February 14, 2011. We reissue the comment in part. Please tell us who signed in the capacity of your principal accounting officer and, in future filings, please provide a signature for the principal accounting officer or otherwise identify who is signing in the capacity of your principal accounting officer.

Forms 10-Q/A for Fiscal Quarters Ended March 31, 2010 and September 30, 2010

5. Please amend your Forms 10-Q/A to provide a signature page. Please refer to General Instruction G to Form 10-Q and the Signatures section of Form 10-Q.

Exhibit 31

6. In future filings, please provide correct Exchange Act rule references in the introductory phrase of paragraph 4 of the officer certification.

7. We note your response to comment 20 in our letter dated February 14, 2011. We reissue the comment as you have neither stated whether your disclosure controls and procedures were effective at the reasonable assurance level nor indicated whether management's conclusion was based on the full definition of disclosure controls and procedures as provided under the Exchange Act rules. Please also respond to this comment with respect to your management's conclusion regarding your disclosure controls and procedures provided in your Form 10-Q for the fiscal quarter ended December 31, 2010.

Form 10-Q for the Fiscal Quarter Ended December 31, 2010

8. Please amend your Form 10-Q to provide an executed certification for your chief executive officer and chief financial officer that includes the full text of the

introductory language in paragraph four as stated in Item 601(b)(31)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Please contact Chambre Malone at (202) 551-3262, or in her absence, Dieter King at (202) 551-3338, with any questions.

Sincerely,

Terence S. O'Brien
Accounting Branch Chief